LEGACY EDUCATION INC.

701 W Avenue K Suite 123

Lancaster, CA 93534

March 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Scott Stringer
Adam Phippen
Scott Anderegg
Lilyanna Peyser

Re:	Legacy Education Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted February 11, 2022
CIK No. 0001836754

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Legacy Education Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 28, 2022 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

DRS Amendment No. 4 filed on Form S-1

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Financial Information, page 9

1.	Please reference your adjustments to notes that clearly explain the amounts and assumptions involved. See Rule 11-02(a)(8) of Regulation S-X.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and respectfully submits that the Company had previously entered into an agreement and plan of merger (the “Merger Agreement”) with Legacy Education Elevation, L.L.C., a California limited liability company and the Company’s wholly-owned subsidiary, MDDV, Inc., a California Corporation, DVMD LLC, a Colorado Limited liability company, and David G. Vice and Amelie V. Rider, the sole shareholders of MDDV, Inc. pursuant to which MDDV, Inc. would be merged with and into Legacy Education Elevation, L.L.C. with Legacy Education Elevation, L.L.C. surviving the merger. In May 2023, the Merger Agreement was terminated and therefore the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been removed from the Registration Statement.

2.	We note in response to comment 2 you revised the pro forma condensed combined consolidated financial statements to include only transactional adjustments. We note the column Management’s Adjustments remains included. Please explain how this is consistent with your response and Rule 11- 02(a)(7)(ii) of Regulation S-X which indicates management’s adjustments must be presented in the explanatory notes (not on the face).

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and respectfully submits that the Company had previously entered into an agreement and plan of merger (the “Merger Agreement”) with Legacy Education Elevation, L.L.C., a California limited liability company and the Company’s wholly-owned subsidiary, MDDV, Inc., a California Corporation, DVMD LLC, a Colorado Limited liability company, and David G. Vice and Amelie V. Rider, the sole shareholders of MDDV, Inc. pursuant to which MDDV, Inc. would be merged with and into Legacy Education Elevation, L.L.C. with Legacy Education Elevation, L.L.C. surviving the merger. In May 2023, the Merger Agreement was terminated and therefore the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been removed from the Registration Statement.

3.	We note your response to comment 3 is identical to comment 2. Please explain. Additionally, we note disclosure on page 13 continues to assert that merger related transactions costs are not presented in the unaudited pro forma combined consolidated statement of income because they will not have a continuing impact on the combined results. Please explain how your presentation is consistent with SEC Release 33-10786. Under the Release, registrants are prohibited from making adjustments to remove nonrecurring items. Accordingly, nonrecurring transaction costs should remain and adjustments should be made for transaction costs that have been incurred or are expected to be incurred that have not been recognized in the historical financial statements. Additionally, please identify nonrecurring items in the explanatory notes. See Rule 11-02(a)(11)(i) of Regulation S-X.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and respectfully submits that the Company had previously entered into an agreement and plan of merger (the “Merger Agreement”) with Legacy Education Elevation, L.L.C., a California limited liability company and the Company’s wholly-owned subsidiary, MDDV, Inc., a California Corporation, DVMD LLC, a Colorado Limited liability company, and David G. Vice and Amelie V. Rider, the sole shareholders of MDDV, Inc. pursuant to which MDDV, Inc. would be merged with and into Legacy Education Elevation, L.L.C. with Legacy Education Elevation, L.L.C. surviving the merger. In May 2023, the Merger Agreement was terminated and therefore the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been removed from the Registration Statement.

Note 4 - Initial Public Offering, page 14

4.	We note your response to comment 4 and your plan to include adjustments related to your initial public offering. Please explain whether you plan to provide adjustments related to the offering in a separate column. See Rule 11-02(b)(4) of Regulation S-X.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and respectfully submits that the Company had previously entered into an agreement and plan of merger (the “Merger Agreement”) with Legacy Education Elevation, L.L.C., a California limited liability company and the Company’s wholly-owned subsidiary, MDDV, Inc., a California Corporation, DVMD LLC, a Colorado Limited liability company, and David G. Vice and Amelie V. Rider, the sole shareholders of MDDV, Inc. pursuant to which MDDV, Inc. would be merged with and into Legacy Education Elevation, L.L.C. with Legacy Education Elevation, L.L.C. surviving the merger. In May 2023, the Merger Agreement was terminated and therefore the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been removed from the Registration Statement.

Capitalization, page 51

5.	Please revise your table to include debt.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

MDDV, INC. and Subsidiary

Independent Auditors’ Report on Internal Control Over Financial Reporting, page F-82

6.	As previously requested in comment 7, please have the auditors sign this report or explain why a signature is not required.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and respectfully submits that the Company had previously entered into an agreement and plan of merger (the “Merger Agreement”) with Legacy Education Elevation, L.L.C., a California limited liability company and the Company’s wholly-owned subsidiary, MDDV, Inc., a California Corporation, DVMD LLC, a Colorado Limited liability company, and David G. Vice and Amelie V. Rider, the sole shareholders of MDDV, Inc. pursuant to which MDDV, Inc. would be merged with and into Legacy Education Elevation, L.L.C. with Legacy Education Elevation, L.L.C. surviving the merger. In May 2023, the Merger Agreement was terminated and therefore such report is no longer included.

Note 1: Summary of Significant Accounting Policies

CARES Act (Higher Education Emergency Relief Funds), page F-95

7.	We note as of June 30, 2021, $1,612,640 of the funds allotted are included in deferred revenue. Please update your disclosure as of the period presented. Additionally, explain why the amount of deferred revenue increased from $1,070,060 as of December 31, 2020. See page F-59.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

General

8.	Please update your disclosure throughout the prospectus regarding the impact of COVID-19, including qualification and quantification of the effects of COVID-19 on your business and results of operations. Refer to CF Disclosure Guidance Topic No. 9A.

RESPONSE:	The Company has revised the Registration Statement to address this comment

9	Please disclose on the prospectus cover page the aggregate percentage ownership of your executive officers, directors and holders of more than 5% of your common stock, and state that they will have the ability to determine the outcome of all matters submitted to your stockholders for approval. With a view to disclosure, tell us whether you will be a controlled company after the offering.

RESPONSE:

10	Please ensure that you update your prospectus. As examples only, you state that the Merger Agreement will be terminated if the closing does not occur on or before December 15, 2021 but provide no further updates, and you do not provide any update regarding the ED’s notification to ACCSC in October 2021.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Sincerely,

Legacy Education Inc.

/s/ LeeAnn Rohmann
By:	LeeAnn Rohmann
Title:	Chief Executive Officer